101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

December 14, 2005

U.S. Securities and Exchange Commission                                                                                                                    Via EDGAR and Federal Express
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:       Eagle Broadband, Inc. (the “Company”)
Registration Statement on Form S-1
File No.: 333-127895

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company be accelerated so that the Registration Statement may become effective on December 15, 2005, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Eagle Broadband, Inc.

By:	/s/ Jeff Adams

Name: Jeff Adams
Title: Corporate Counsel